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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

July 21, 2014

Re:	Auris Medical Holding AG Registration Statement on Form F-1 File No. 333-197105

Mr. Jeffrey Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Auris Medical Holding AG, a private company organized under the laws of Switzerland (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated July 16, 2014. (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 (the “Amendment”) to the Registration Statement together with this response letter. This Amendment also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amendment (including newly-filed exhibits) and three marked copies of the Amendment showing the changes to the Registration Statement filed on June 27, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing a particular comment appears.

Division of Corporation Finance
U.S. Securities and Exchange
Commission
	2	July 21, 2014

Risk Factors

Risks Related to Our Reliance on Third Parties

We have several areas of disagreement with Xigen, and consequently our relationship… page 25

1. We note your inclusion of an additional risk factor in relation to certain areas of disagreement with Xigen, the party from which you have licensed the intellectual property covering one of your primary product candidates, AM-111. We note, in particular, your disclosure in this risk factor that disagreements with Xigen could result in the potential loss of your right to commercialize AM-111. Please revise the heading of your risk factor to reflect that you could potentially lose your rights to commercialize AM-111 as a result of the disagreements with Xigen. Please also include a brief discussion of the disagreements with Xigen and the possible results of such disagreements under the heading “Risks Associated with Our Business” in your prospectus summary. In addition, where you discuss the intellectual property you have licensed from Xigen in relation to AM-111 on page 91, please include a discussion of your disagreements and the how such disagreements could impact your intellectual property rights for AM-111.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 3, 25 and 92 of the Amendment to provide the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 64

2. Please revise your disclosure to include the amounts of all potential milestone payments, including those described on page 56, and clarify the key events that might obligate you to make these payments.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 65 of the Amendment to provide the requested information.

Division of Corporation Finance
U.S. Securities and Exchange
Commission
	3	July 21, 2014

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail Mr. Thomas Meyer, Chief Executive Officer Mr. Sven Zimmermann, Chief Financial Officer